Exhibit 99.2
SHARPLINK GAMING LTD.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
Dear Shareholders:
We are pleased to invite you to attend the Extraordinary General Meeting of Shareholders (the “Meeting”) of SharpLink Gaming Ltd., which we refer to as “SharpLink,” “we” or the “Company,” to be held on Friday, January 20, 2023 at 4:00 PM Central Time at SharpLink’s corporate headquarters located at 333 Washington Avenue North, Suite 104, Minneapolis, Minnesota 55401, and thereafter as it may be adjourned or postponed from time to time.
At the Meeting, shareholders will be asked to adopt the following resolutions:
1.
To approve a reverse share split of the Company’s ordinary shares, par value NIS 0.06 per share (the “Ordinary Shares”) by a ratio of up to and including 20:1, to be effective at the ratio and on a date to be determined by the Company’s Board of Directors, and amendments to the Company’s Amended and Restated Articles and Memorandum of Association to effect such reverse share split;

2.
To approve the appointment of Cherry Bekaert, LLP, a registered public accounting firm, as our independent auditor for the year ended December 31, 2022 and to authorize the Company’s Board of Directors to fix such accounting firm’s compensation in accordance with the nature of their services or to delegate such power to the Company’s Audit Committee; and

3.	To transact any other business that may be properly brought before the Meeting or any continuation, adjournment or postponement thereof.
Our Board of Directors unanimously recommends that you vote FOR the foregoing proposals, each of which is more fully described in the accompanying proxy statement.
Shareholders of record at the close of business on Tuesday, December 13, 2022 are entitled to notice of and to vote at the Meeting or any adjournments or postponements thereof.
We expect that the proxy statement and the accompanying proxy card will be mailed to shareholders of record (as set forth above) on or about Monday, December 19, 2022.
The affirmative vote of holders of at least 75% of our Ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting, is necessary for the approval of proposal 1. The affirmative vote of holders of at least a majority of our Ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting, is necessary for the approval of proposal 2.
We know of no other matters to be submitted at the Meeting other than as specified in this Notice of Extraordinary General Meeting of Shareholders. If any other business is properly brought before the Meeting, the persons named as proxies will vote in respect thereof in accordance with the recommendation of our Board of Directors.
Eligible shareholders may present proper proposals for inclusion in the Meeting by submitting their proposals to the Company no later than Thursday, December 15, 2022. Should changes be made to any proposal or to the agenda of the Meeting after the mailing of this proxy statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be furnished to the United States Securities and Exchange Commission (the “SEC”) on Form 6-K, and available to the public on the SEC’s website at www.sec.gov.
You can vote either by mailing in your proxy, by Internet, by phone or in person by attending the Meeting. If voting by mail, the proxy must be received by our voting processing agency at least 48 hours prior to the appointed time of the Meeting or at our registered office in Minneapolis, Minnesota at least four (4) hours prior to the appointed time of the Meeting to be validly included in the tally of Ordinary Shares. If voting by Internet or phone, your vote must be received by 11:59 PM Eastern Time on Thursday, January 19, 2023 to be validly included in the tally of the Ordinary Shares voted at the Meeting. If you attend the Meeting, you may vote in person and your proxy will not be used. Detailed proxy voting instructions are provided both in the proxy statement and on the enclosed proxy card. Shareholders wishing to express their position on an agenda item may do so by submitting a written statement to our office at the above address no later than Tuesday, January 10, 2023. Any position statement received will be furnished to the SEC on Form 6-K, which will be available to the public at the aforementioned website.
i

Joint holders of Ordinary Shares should note that, pursuant to Article 28.6 of our Articles of Association, the right to vote at the Meeting will be conferred exclusively upon the senior owner among the joint owners attending the Meeting, in person or by proxy, and for this purpose, seniority will be determined by the order in which the names appear in our register of shareholders.
YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE FOR WHICH NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES; OR YOU CAN VOTE VIA TELEPHONE OR INTERNET. YOU CAN LATER REVOKE YOUR PROXY, ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON. ALL PROXY INSTRUMENTS AND POWERS OF ATTORNEY MUST BE DELIVERED TO THE COMPANY NO LATER THAN FOUR HOURS PRIOR TO THE MEETING.
December 8, 2022	Sincerely,
/s/ Joseph Housman
Joseph Housman
Chairman of the Board of Directors
ii

SHARPLINK GAMING LTD.

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of SharpLink Gaming Ltd. (“SharpLink,” “we” or the “Company”) to be voted at the Extraordinary General Meeting of Shareholders (the “Meeting”), and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders of SharpLink. The Meeting will be held at 4:00 P.M. Central time on Friday, January 20, 2023 at SharpLink’s corporate headquarters located at 333 Washington Avenue North, Suite 104, Minneapolis, Minnesota 55401, and thereafter as it may be adjourned or postponed from time to time.
The agenda of the Meeting is as follows:
1.
To approve a reverse share split of the Company’s ordinary shares, par value NIS 0.06 per share (the “Ordinary Shares”) by a ratio of up to and including 20:1, to be effective at the ratio and on a date to be determined by the Company’s Board of Directors, and amendments to the Company’s Amended and Restated Articles and Memorandum of Association to effect such reverse share split;

2.
To approve the appointment of Cherry Bekaert, LLP, a registered public accounting firm, as our independent auditor for the year ended December 31, 2022 and to authorize the Company’s Board of Directors to fix such accounting firm’s compensation in accordance with the nature of their services or to delegate such power to the Company’s Audit Committee; and

3.	To transact any other business that may be properly brought before the Meeting or any continuation, adjournment or postponement thereof.
Our Board of Directors unanimously recommends that you vote FOR the foregoing proposals, each of which is more fully described below.
We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgement of the Board of Directors.
YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE FOR WHICH NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES; OR YOU CAN VOTE VIA TELEPHONE OR INTERNET. YOU CAN LATER REVOKE YOUR PROXY, ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON. ALL PROXY INSTRUMENTS AND POWERS OF ATTORNEY MUST BE DELIVERED TO THE COMPANY NO LATER THAN FOUR HOURS PRIOR TO THE MEETING.
Proxy Procedure
Only holders of record of our ordinary shares, par value NIS 0.06 per share (the “Ordinary Shares”) as of the close of business on Tuesday, December 13, 2022 are entitled to notice of, and to vote in person or by proxy, at the Meeting or any adjournments or postponements thereof. As of Wednesday, December 7, 2022, there were 22,561,881 outstanding Ordinary Shares.
•
Voting in Person. If your shares are registered directly in your name with our transfer agent (i.e., you are a “registered shareholder”), you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares ae held in “street name”), you are also invited to attend the Meeting. However, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

•
Voting by Mail. You may submit your proxy by mail by completing, signing and mailing the proxy card in the enclosed postage-paid envelope; or, for shares held in street name, by following the voting instructions provided by your broker, bank, trustee or nominee. If voting by virtue of a “legal proxy” or by mail, the proxy must be received by our voting processing agency at least 48 hours prior to the appointed time of the Meeting or at our registered office in Minneapolis, Minnesota at least four hours prior to the appointed time of the Meeting to be validly included in the tally of Ordinary Shares voted at the Meeting.
•
Voting by Internet. Go to www.proxyvote.com or, using your mobile device, scan the QR barcode printed on the proxy card mailed to you. Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 PM Eastern Time the day before the Meeting date. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

•
Voting by Phone. Dial 1-800-690-6903 on any touch-tone telephone to transmit your voting instructions up until 11:59 PM Eastern Time the day before the Meeting date. Have your proxy card in hand when you call and then follow the instructions provided.

Change or Revocation of Proxy
If you are a registered shareholder, your proxy may be revoked at any time prior to its exercise by notice in writing of the shareholder to us, delivered at our address above up to one hour prior to the Meeting and indicating that its/his/her proxy is revoked, or by timely submitting another proxy with a later date. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.
If your shares are held in street name, you may change your vote by timely submitting new voting instructions to your broker, bank, trustee or nominee; or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, you may change your vote by attending the Meeting and voting in person.
Quorum
A quorum of shareholders is necessary to transact business at the Meeting. The presence of two or more shareholders holding in the aggregate more than 25% of the total voting power attached to our Ordinary Shares represented in person or by proxy at the Meeting, will constitute a quorum. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders. If a quorum is not present at the reconvened meeting within half an hour from the time appointed for holding the meeting, any two shareholders present in person or by proxy shall be a quorum.
Abstentions and broker non-votes will be counted towards the quorum. Generally, broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares, but such shares are not voted with respect to a particular proposal(s) because (i) the broker has not received voting instructions from the beneficial owner and (ii) the broker lacks discretionary voting power to vote such shares. Abstentions and broker non-vote will not otherwise be counted in the voting process. Thus, abstentions and broker non-votes will not affect the outcome of any of the matters being voted on at the Meeting.
Unsigned or unreturned proxies, including those not returned by banks, brokers or other record holders, will not be counted for quorum purposes.
Voting Standards
The affirmative vote of holders of at least 75% of our Ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting, is necessary for the approval of proposal 1. The affirmative vote of holders of at least a majority of our Ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting, is necessary for the approval of proposal 2.
Cost of Soliciting Votes for the Extraordinary General Meeting
We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees or by the proxy solicitor retained by the Company. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission (“SEC”) concerning the sending of proxies and proxy materials to the beneficial owners of our Ordinary Shares.

Adjournment and Postponement
Although we do not expect this to occur, our shareholders may also be asked to vote to adjourn or postpone the Meeting for the purpose of soliciting additional proxies in favor of any proposals on the agenda of the Meeting.
Our shareholders may communicate with the members of our Board of Directors by writing directly to the Board of Directors or specified individual directors to:
Corporate Secretary
SharpLink Gaming Ltd.
333 Washington Avenue North
Suite 104
Minneapolis, Minnesota 55401
Our Corporate Secretary will deliver any shareholder communications to the specified individual director, if so addressed, or to one of our directors who can address the matter.
Security Ownership of Certain Beneficial Owners
The following table sets forth certain information as of December 7, 2022, regarding the beneficial ownership by all directors and officers, as well as shareholders known to us to own beneficially more than 5% of our Ordinary Shares (on an as-converted basis, subject to the Beneficial Ownership Limitation). Beneficial Ownership Limitation is defined in our Amended and Restated Articles as 9.99% of the number of our Ordinary Shares outstanding immediately after giving effect to the issuance of Ordinary Shares issuable upon conversion of Series B Preferred Shares held by the applicable shareholder and which also applies to the warrants held by Alpha Capital:
Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Outstanding Ordinary Shares(2)
Principal Shareholders
SportsHub Games Network, Inc.	8,893,803	37.9%
Alpha Capital Anstalt(3)	2,323,462	9.9%
Executive Officers
Rob Phythian, CEO	146,870	*
Chris Nicholas, COO	146,870	*
Robert DeLucia, CFO	12,500	*
Non-Employee Directors
Paul Abdo	136,639	*
Joe Housman	140,315	*
Tom Doering	—	—
Scott Pollei	—	—
Adrienne Anderson	—	—
All directors and executive officers as a group	583,194	2.5%
*	Indicates less than 1%.
[1]
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

[2]
Percentages are calculated based on 22,561,881 Ordinary Shares, as of Wednesday, December 7, 2022, currently issued and outstanding, less 900 Ordinary Shares held as treasury stock, in addition to 908,334 Ordinary Shares issuable to Alpha Capital Anstalt (“Alpha Capital”) upon exercise or conversion of prefunded warrants or preferred shares giving effect to the Beneficial Ownership Limitation. This represents a total number of 23,469,315 Ordinary Shares on an as-converted basis, subject to the Beneficial Ownership Limitation.

[3]
Beneficial ownership reflects the maximum number of Ordinary Shares that may be acquired by Alpha Capital pursuant to the Beneficial Ownership Limitation. Pursuant to the Company’s records, Alpha owns 1,415,128 Ordinary Shares, 124,810 Preferred B Shares, prefunded warrants to purchase 1,253,592 Ordinary Shares at an exercise price of $0.01 per share, and regular warrant to purchase 2,666,667 Ordinary Shares at an exercise price of $4.50 per share.

I. APPROVAL OF A REVERSE SPLIT OF THE COMPANY’S ORDINARY SHARES
(Item 1 on the Proxy Card)
General
On November 1, 2022, our Board of Directors unanimously adopted resolutions approving, declaring advisable and recommending to the shareholders for their approval a proposal to authorize the Board of Directors, in its discretion, to amend our Amended and Restated Articles and Memorandum of Association to effect a reverse share split of our issued and outstanding Ordinary Shares at a ratio of up to and including 20:1, such ratio to be determined by the Board of Directors, including any increase in our authorized capital required in the event a fractional share will be created as a result of the reverse share split. Approval of this proposal will grant the Board of Directors the authority, without further action by the shareholders, to carry out such action, with the exact exchange ratio and timing to be determined at the discretion of the Board of Directors. The Board of Directors may determine in its discretion not to effect the reverse share split and not to file any amendment to our Amended and Restated Articles and Memorandum of Association. If shareholders approve this proposal and we effect the reverse share split, then between every 2 and 20 of our issued and outstanding Ordinary Shares would be combined into, and reclassified as, one Ordinary Share.
A reverse share split will reduce the number of our issued and outstanding Ordinary Shares and the number of our authorized but unissued Ordinary Shares into a proportionately fewer number of Ordinary Shares and will increase the par value of such shares from NIS 0.06 per share to a proportionally higher nominal value.
If approved, this proposal would approve the amendment to our Amended and Restated Articles and Memorandum of Association solely to the extent such amendment relates to the reverse share split.
Reason for the Reverse Share Split
The primary purpose for effecting the reverse share split, should the Board of Directors choose to effect one, would be to increase the per share price of our Ordinary Shares to regain compliance with the minimum bid price requirement for continued listing set forth in Nasdaq Listing Rule 5550(a)(2). On November 4, 2022, we received a letter from Nasdaq Listing Qualifications, or the Letter, indicating that the Company is no longer in compliance with the minimum bid price requirements for continued listing set forth in Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share. The rules also provide us a compliance period of 180 calendar days to regain compliance. According to the Letter, we have until May 3, 2023 to regain compliance with the minimum bid price requirement. We can regain compliance if at any time during this 180-day period the closing bid price of our Ordinary Shares is at least $1.00 for a minimum of ten consecutive business days, in which case we will be provided with written confirmation of compliance by Nasdaq and this matter will be closed. In the event that we fail to regain compliance after the initial 180-day period, we may then be eligible for additional time if we meet the continued listing requirements for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and will be required to provide written notice of our intention to cure the deficiency during the second compliance period equal to an additional 180 calendar days.
If we cannot demonstrate compliance by the end of the second compliance period, Nasdaq will notify us that our Ordinary Shares are subject to delisting. The Letter has no immediate effect on our listing or the trading of our Ordinary Shares, and during the grace period, as may be extended, our Ordinary Shares will continue to trade on the Nasdaq Capital Market under the symbol “SBET.”
In the event we cannot demonstrate compliance, it is proposed to approve a reverse split of our issued and outstanding Ordinary Shares and Preferred Shares by a ratio of up to 20:1, or the Reverse Split, and amend our Amended and Restated Articles and Memorandum of Association to effect such Reverse Split. If the Reverse Split is approved by our shareholders, then our Board of Directors will have the authority to decide on the ratio of the Reverse Split (within the range set forth herein) and the date to implement the Reverse Split; or effect no Reverse Split at all. Following such determination by our Board of Directors, we will issue press release announcing the effective date of the Reverse Split.

The Reverse Split would be effected simultaneously for all of the Company’s Ordinary Shares and Preferred Shares, and the exchange ratio would be the same for all Ordinary Shares and Preferred Shares. The Reverse Split would affect all of our shareholders uniformly and would not affect any shareholder’s percentage ownership interests in our Company, relative voting rights or other rights. Ordinary Shares issued pursuant to the Reverse Split would remain fully paid and non-assessable.
If the Reverse Split is implemented, the number of authorized as well as the issued and outstanding Ordinary Shares and Preferred Shares would be reduced and their par value increased, both in accordance with the Reverse Split ratio. In addition, if the Reverse Split is implemented, the exercise price and the number of Ordinary Shares issuable pursuant to outstanding options and warrants will be adjusted pursuant to the terms of the respective options and warrants in connection with the Reverse Split.
Treatment of Fractional Shares
In order to avoid the expense and inconvenience of issuing fractional shares (or payment therefor) in connection with the Reverse Split, we intend to round any fractional share that results from the Reverse Split to the nearest whole share number of Ordinary Shares (half-shares will be rounded down). Shareholders of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-Reverse Split Ordinary Shares not evenly divisible by the number of pre-Reverse Split Ordinary Shares for which each post-Reverse Split ordinary share is to be reclassified, will be entitled, upon surrender to the exchange agent of certificates representing such shares, to such number of Ordinary Shares as the fraction rounded to the nearest whole number of Ordinary Shares (half-shares will be rounded down). The ownership of a fractional interest will not give the holder thereof any voting, dividend, or other rights except to receive such whole number of Ordinary Shares. Non-registered shareholders holding Ordinary Shares through a bank, broker or other nominee should note that such banks, brokers or other nominees may have different procedures for processing the Reverse Split and dealing with fractional shares than those that would be put in place by us for registered shareholders. If you hold your shares with such a bank, broker or other nominee and if you have questions in this regard, you are encouraged to contact your nominee.
If implementation of a Reverse Split becomes necessary, we intend to treat shares held by shareholders through a bank, broker, custodian or other nominee in the same manner as registered shareholders whose shares are registered in their names. Banks, brokers, custodians or other nominees will be instructed to affect the Reverse Split for their beneficial holders holding our Ordinary Shares in street name. However, these banks, brokers, custodians or other nominees may have different procedures than registered shareholders for processing the Reverse Split. Shareholders who hold our Ordinary Shares with a bank, broker, custodian or other nominee and who have any queries in this regard are encouraged to contact their banks, brokers, custodians or other nominees.
There can be no assurance that the market price of the Ordinary Shares in the future will sustain a level sufficient to maintain compliance with the Nasdaq Capital Market’s minimum bid price requirement nor with any of the other Nasdaq listing standards and requirements or with the investment standards of certain market participants. If our Ordinary Shares are delisted from the Nasdaq Capital Market, trading in our Ordinary Shares may be conducted, if available, on the Over the Counter Bulletin Board Service or another medium.
Our Board of Directors has requested that shareholders approve an exchange ratio range, as opposed to approval of a specified exchange ratio, in order to give our Board of Directors the required discretion and flexibility to determine the exchange ratio based, among other factors, upon prevailing market, business and economic conditions at the time. No further action on the part of the shareholders will be required to either effect or abandon the Reverse Split.
Effects of the Reverse Share Split on Our Share Capital
The Reverse Split will reduce the number of our issued and outstanding Ordinary Shares and the number of our authorized but unissued Ordinary Shares into a proportionately fewer number of Ordinary Shares and will increase the par value of such shares from NIS 0.06 per share to a proportionally higher nominal value. For example, if our Board of Directors implements a one-for-five Reverse Split of our Ordinary Shares, then a shareholder holding 1,000 Ordinary Shares, nominal value NIS 0.06 each, before the Reverse Split, would hold 200 Ordinary Shares, nominal value NIS 0.3 each, after the Reverse Split, and the number of our authorized Ordinary Shares (prior to the additional amendments to our capital structure proposed herein) will decrease from 185,800,000 to 37,160,000 Ordinary Shares and the number of Ordinary Shares outstanding would decrease from 22,561,881 to approximately 4,512,376 (depending on the rounding up or down of fractional shares as described above). However, each of our shareholders’ proportionate ownership of our issued and outstanding Ordinary Shares immediately following the effectiveness of the Reverse Split would remain the same.
The Reverse Split would reduce the number of Ordinary Shares authorized and available for issuance under our existing option plans and will also affect the outstanding options under such plans and under our outstanding warrants. Generally, such securities include provisions providing for adjustments to the number of Ordinary Shares underlying such securities and the exercise or conversion price thereof in the event of a Reverse Split in order to maintain the same economic effect. For example, if our Board of Directors implements a one-for-five Reverse Split, each of the outstanding options to purchase our Ordinary Shares would represent the right to purchase that number of Ordinary Shares equal to 20% of the Ordinary Shares previously covered by the options and the exercise price per share would be five times the previous exercise price.
The Reverse Split will cause corresponding changes to the number of our authorized and issued Preferred Shares and their par value and will also impact the Per Preferred Share Purchase Price and the Conversion Price of our Preferred Shares. For example, if our Board of Directors implements a one-for-five Reverse Split, the Per Preferred Share Purchase Price and Conversion Price of our Preferred B Shares will increase from $1.6246 to $8.123.
All references in this proxy statement to our issued and outstanding Ordinary Shares and to our issued and outstanding Preferred Shares, and the price per Ordinary Share or price per Preferred Share are stated without giving effect to the Reverse Split. Accordingly, the share numbers and price per share numbers expressed in this proxy statement are subject to adjustment to give effect to the Reverse Split.
Risks of the Reverse Split
While our Board of Directors believes that the potential advantages of the Reverse Split outweigh the risks, if our Board of Directors does effect the Reverse Split we could be exposed to certain risks, including, but not limited to:
The Reverse Split may not increase SharpLink’s share price over the long-term.
The principal purpose of the Reverse Split is to comply with the minimum bid price requirement under the rules of the Nasdaq Capital Market. It cannot be assured, however, that the Reverse Split will accomplish this objective for any meaningful period of time. While it is expected that the reduction in the number of outstanding shares will proportionally increase the market price of our Ordinary Shares, it cannot be assured that the Reverse Split will increase the market price of such shares by a multiple of the reverse split ratio chosen by our Board in its sole discretion, or result in any sustained increase in the market price of SharpLink’s Ordinary Shares, which is dependent upon many factors, including our business and financial performance, general market conditions, and prospects for future success. Thus, while the share price might meet the listing requirements for the Nasdaq Capital Market initially, it cannot be assured that it will continue to meet the Nasdaq continued listing standards in the future.
The Reverse Split may decrease the liquidity of SharpLink’s Ordinary Shares.
Although the anticipated increase in the market price of SharpLink’s Ordinary Shares could encourage interest in the shares and possibly promote greater liquidity for its shareholders, such liquidity could also be adversely affected by the reduced number of shares outstanding after the Reverse Split. The reduction in the number of outstanding shares may lead to reduced trading and a smaller number of market makers for SharpLink’s Ordinary Shares.
The Reverse Split may lead to a decrease in our overall market capitalization.
Should the market price of SharpLink’s Ordinary Shares decline after the Reverse Split, the percentage decline may be greater, due to the smaller number of shares outstanding, than it would have been prior to the Reverse Split. A reverse share split is often viewed negatively by investors and, consequently, can lead to a decrease in our overall market capitalization. If the per share market price does not increase in proportion to the Reverse Split ratio, then the value of SharpLink, as measured by its capitalization, will be reduced. In some cases, the per-share share price of companies that have effected reverse share splits subsequently declined back to pre-reverse split levels, and accordingly, it cannot be assured that the total market value of the combined company’s Ordinary Shares will remain the same after the Reverse Split is effected, or that the Reverse Split will not have an adverse effect on the combined company’s share price due to the reduced number of shares outstanding after the Reverse Split.

The Reverse Split may result in more shareholders owning “odd lots” that may be more difficult to sell or require greater transaction costs per share to sell.
The Reverse Split may result in more shareholders owning “odd lots” of less than 100 Ordinary Shares on a post-split basis. These odd lots may be more difficult to sell, or require greater transaction costs per share to sell, than shares in “round lots” of even multiples of 100 shares.
Certain Tax Consequences
Certain U.S. Federal Income Tax Consequences
Subject to the limitations described herein, this discussion summarizes certain U.S. federal income tax consequences of the Reverse Split to a U.S. holder. For purposes of this discussion, a U.S. holder is a holder of Ordinary Shares who is:
•	an individual citizen or resident of the United States for U.S. federal income tax purposes;
•
a corporation (or another entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any subdivision thereof or the District of Columbia;

•	an estate, the income of which may be included in the gross income for U.S. federal income tax purposes regardless of its source; or
•
a trust if, in general, (i) a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority t control all of its substantial decisions; or (ii) that has in effect a valid election under U.S. Treasury Regulations to be treated as a U.S. person.

Unless otherwise specifically indicated, this discussion considers only U.S. holders that will own Ordinary Shares as capital assets (generally, for investment).
This discussion is based on current provisions of the U.S. Internal Revenue Code (the “Code”), current and proposed Treasury Regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder’s particular circumstances. In particular, this discussion does not address the U.S. federal income tax consequences to U.S. holders who are broker-dealers; who have elected mark-to-market accounting; who own, directly, indirectly or constructively, 10% or more of our outstanding voting shares; U.S. holders that received Ordinary Shares as a result of exercising employee stock options or otherwise as compensation; U.S. holders holding Ordinary Shares as part of a hedging, straddle or conversion transaction; U.S. holders whose functional currency is not the U.S. dollar; non-U.S. holders; real estate investment trusts; regulated investment companies; insurance companies; tax-exempt organizations; financial institutions; grantor trusts; S corporations; certain former citizens or long term residents of the United States; and persons subject to the alternative minimum tax, who may be subject to special rules not discussed below. Additionally, the possible application of U.S. federal estate or gift taxes or any aspect of state, local or non-U.S. tax laws is not discussed.
If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds Ordinary Shares, the tax treatment of the partnership and a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to its consequences.
No gain or loss should be recognized by a U.S. holder upon such U.S. holder’s exchange of pre-Reverse Split Ordinary Shares for post-Reverse Split Ordinary Shares pursuant to the Reverse Split. In addition, no cash in lieu of fractional shares will be received by U.S. holders that should result in recognition of gain or loss in connection with the Reverse Split. The aggregate tax basis of the post-Reverse Split Ordinary Shares received in the Reverse Split. will be the same as the U.S. holder’s aggregate tax basis in the pre-Reverse Split Ordinary Shares exchanged therefor. The U.S. holder’s holding period for the Reverse Split Ordinary Shares will include the period during which the U.S. holder held the pre-Reverse Split Ordinary Shares surrendered in the Reverse Split. A U.S. holder that acquired Ordinary Shares on different dates and at different prices is urged to consult such holder’s own tax advisor regarding the allocation of the tax basis and holding period of such Ordinary Shares to the Ordinary Shares that such holder will receive in the Reverse Split.

Certain Israeli Tax Consequences
The following discussion summarizing certain Israeli income tax consequences is based on the Israeli Income Tax Ordinance and the policy of the Israeli Tax Authority, or ITA, as currently in place, and is for general information only.
Generally, a reverse share split will not be viewed for Israeli tax purposes as a sale of the Ordinary Shares held by each shareholder, subject to the fulfillment of all of the following terms: (i) the reverse share split shall apply the same conversion ratio for all of the shareholders; (ii) there will be no change in the shareholders’ rights (whether in their voting rights or rights for profits) as a result of the reverse share split; (iii) the reverse share split shall not include any consideration or economic benefit (whether by cash or by cash equivalents) paid or accrued to the shareholders or to the company; (iv) the economic value of all of the issued shares shall not be affected by the reverse share split; and (v) the reverse share split shall not result in any change excluding the amount of the issued shares.
As we will implement a rounding up or down mechanism for fractional shares that result from the Reverse Split either up or down, to the nearest whole ordinary share, we may apply to the ITA for a ruling that no gain or loss will be recognized with respect to Ordinary Shares issued as a result of such rounding.
THE U.S. AND ISRAELI TAX CONSEQUENCES OF THE REVERSE SPLIT MAY DEPEND UPON THE PARTICULAR CIRCUMSTANCES OF EACH SHAREHOLDER. ACCORDINGLY, EACH SHAREHOLDER IS ADVISED TO CONSULT THE SHAREHOLDER’S TAX ADVISOR WITH RESPECT TO ALL OF THE POTENTIAL TAX CONSEQUENCES TO THE SHAREHOLDER OF THE REVERSE SPLIT.
It is proposed that the following resolution be adopted at the Meeting:
“RESOLVED, to approve a reverse share split of the Company’s share capital by a ratio of up to and including 20:1, to be effective at the ratio and on a date to be determined by the Board of Directors, and to approve the amendments of our Amended and Restated Articles and Memorandum of Association required to effect such Reverse Split as set forth in the Proxy Statement.”
Required Vote
Under the Israeli Companies Law, changes to our capital structure, including the Reverse Split, require the affirmative vote of 75% of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter.
The Board of Directors recommends a vote FOR the foregoing resolution.

II. APPROVAL OF THE COMPANY’S INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDED DECEMBER 31, 2022
(Item 2 on the Proxy Card)
Following the recommendation by our Audit Committee and Board of Directors, shareholders will be asked to approve the appointment of Cherry Bekaert, LLP (the “Proposed Auditor”), registered public accountants, as our new independent registered public accountants for the year ending December 31, 2022 and until the next annual general meeting of the shareholders in replacement of RSM US LLP, (the “Former Auditor”); and to authorize the Company’s Board of Directors (or the Audit Committee thereof) to fix such the Proposed Auditor’s annual compensation.
On September 8, 2022, SharpLink held its 2022 Annual General Meeting of Shareholders, at which the Company’s shareholders ratified and approved the appointment of the Former Auditor as our independent registered public accountants for the year ending December 31, 2022. On October 17, 2022, the Former Auditor informed the Company’s Chief Executive Officer and Audit Committee Chair that it would be resigning as SharpLink’s independent registered accountant after the completion of the review of the Company’s interim financial statements for the three and nine month reporting periods, ended September 30, 2022. This was not a result of any disagreements between the Company and the Former Auditor. On November 21, 2022, the Company’s Board of Directors approved Cherry Bekaert, LLP to serve as its independent registered accounting firm beginning with the audit of the Company’s consolidated financial statements for the year ending December 31, 2022.
The members of the Audit Committee discussed and determined to recommend engaging the Proposed Auditor because of the suitability of the Proposed Auditor to conduct an audit of the Company, in light of, interalia, the growing complexities of the Company’s activities.
The reports of the Former Auditor on the financial statements of the Company for the two years ended December 31, 2021 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, other than to include an explanatory paragraph regarding substantial doubt as to the Company’s ability to continue as a going concern. Further, as more fully disclosed in the Company’s 20-F for the two years ended December 31, 2021 filed with the Commission on May 16, 2022, it was identified we did not maintain effective internal controls over the accounting for stock options and warrants, specifically the valuation of warrants assumed, a component of consideration paid, in the MTS Merger and stock options granted as stock-based compensation to employees resulting in a material weakness.
During the period from January 1, 2022 and to date, there have been no disagreements with the Former Auditor on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of the Former Auditor, would have caused them to make reference to the subject matter of the disagreements in connection with its reports on the financial statements for such years. During the six months ended June 30, 2022, we improperly evaluated the asset group that was held for sale or disposal based upon the facts and circumstances known and accordingly, improperly concluded upon impairment of certain related assets. The identified error above resulted in a material adjustment to the consolidated financial statements as of and for the six months ended June 30, 2022 and therefore was a material weakness.
Prior to the selection of the Proposed Auditor, the Audit Committee led a process whereby several registered public accounting firms were interviewed and considered by the Audit Committee. On November 21, 2022, the Audit Committee recommended to the Board of Directors that it recommends to the shareholders that they approve the appointment of the Proposed Auditor in replacement of the Former Auditor. Neither the Company nor anyone acting on its behalf consulted with the Proposed Auditor with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the Company’s consolidated financial statements, and no written report or oral advice was provided to the Company in connection with the review process.
It is proposed that the following resolution be adopted at the Meeting:
“RESOLVED, to approve the appointment of Cherry Bekaert, LLP as the Company’s independent auditor for the fiscal year ended December 31, 2022 and until the next annual general meeting of shareholders, in replacement of RSM US, LLP; and to authorize the Company’s Board of Directors to fix Cherry Bekaert, LLP’s compensation in accordance with the nature of their services or to delegate such power to the Company’s Audit Committee.”

Required Vote
Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the resolution to approve the proposed resolution.
The Board of Directors recommends a vote FOR the foregoing resolution.

PROPOSALS OF SHAREHOLDERS
Any of our shareholders who intend to present a proposal at a shareholders’ meeting must satisfy the requirements of the Israeli Companies Law. Under the Israeli Companies Law, only shareholders who severally or jointly hold at least one percent (1%) of our outstanding voting rights are entitled to request that our Board of Directors include a proposal, in a future shareholders’ meeting, provided that such proposal is appropriate to be discussed in such meeting. Any shareholders of our Company who intend to present proposals at the Meeting must submit their proposals in writing to us at the address set forth above, attention: CFO, by no later than Thursday, December 15, 2022. If our Board of Directors determines that a shareholder proposal is appropriate for inclusion in the agenda in the Meeting, we will publish a revised agenda for the Meeting no later than Thursday, December 22, 2022 by way of issuing a press release and submitting a Current Report on Form 6-K to the SEC.
OTHER MATTERS
The Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of the Meeting and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment of the Board of Directors.
Dated: December 8, 2022	By Order of the Board of Directors,

/s/ Chris Nicholas
Chris Nicholas
Corporate Secretary